SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                             :
                           In the Matter     :
                                             :
    CENTRAL AND SOUTH WEST CORPORATION       :       CERTIFICATE
                                             :
                     File No. 70-7940        :           OF
                                             :
(Public Utility Holding Company Act of 1935) :       NOTIFICATION
                                             :
                                             :



                  Central and South West Corporation ("CSW"), a Delaware corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "1935 Act"), hereby certifies the matters set forth below. Capitalized terms used herein without definition have the meanings ascribed to them in the Application-Declaration in File No. 70-7940.
                  1. Pursuant to an order (the "Order") of the Securities and Exchange Commission (the "Commission") dated April 7, 1992 (HCAR No. 25511), CSW was authorized to adopt, subject to shareholder approval at CSW's 1992 Annual Meeting, the Central and South West Corporation 1992 Long-Term Incentive Plan (the "Incentive Plan"). CSW's shareholders approved the Incentive Plan and it was adopted pursuant to the Order.
                  2. At the annual meeting of CSW shareholders held on April 17, 1997, a majority of the shareholders of CSW affirmatively voted to approve the adoption of the Central and South West Corporation Amended and Restated 1992 Long-Term Incentive Plan ("Amended Incentive Plan"), and the Amended
Incentive Plan was duly adopted by CSW.


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                  The Amended Incentive Plan reflects amendments to the
Incentive Plan to (i) impose maximum grant and award payment amounts in respect of stock option, stock appreciation right, restricted stock and performance unit awards; (ii) enable the Executive Compensation Committee of CSW's Board of Directors (the "Committee") to determine, in its own discretion, how share availability under the Incentive Plan is computed; (iii) preclude the use of shares owned less than six months in payment for the exercise price of stock options; (iv) permit the Committee to determine, on an individual award basis, the shareholder rights, if any, available to a restricted stock grantee; (v) add "cash value added" and "economic value added" concepts as possible performance unit performance goals; (vi) provide that upon death, disability or retirement a grantee's awards under the Incentive Plan will become 100% vested and any stock options held by any such terminee will be exercisable for three years after retirement and one year after death or disability; (vii) eliminate the requirement that an award under the Incentive Plan be forfeited if the grantee terminates employment for any reason within one year after the date of grant of such award; (viii) permit the transfer of non-qualified stock options by grantees (if so provided by the Committee); (ix) conform the definition of "change in control" in the Incentive Plan to the definition of that term contained in the several change-in- control agreements recently entered into with members of CSW's senior management; and (x) delete the provision limiting payments under the Incentive Plan to amounts not treated as non-deductible

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"excess parachute payments" under Section 280G of the Internal Revenue Code of
1986, as amended (the "Code").
                  The reason for the changes listed in (i), (ii) and (viii) above is to take advantage of, or to bring the Incentive Plan into compliance with, recent changes to Rule 16b-3, as promulgated under ss.16(b) of the Securities Exchange Act of 1934, as amended, or Section 162(m) of the Code. The amendments set forth in (iv) and (v) above are intended to provide more flexibility to the Committee in fashioning the terms and provisions of grants under the Incentive Plan. The changes described in (vi) and (ix) above are intended to conform the Incentive Plan to the historical practice of the Committee and to other aspects of the CSW's overall compensation program. The provisions referred to in (vii) and (x) above were eliminated because the Committee views them as unduly restrictive. Finally, the change described in
(iii) above is intended to eliminate any inadvertent accounting charges relating to "stock swap" option exercises using so-called "immature" shares.
                  2.  The following exhibit is filed herewith:
                Exhibit 7 - Central and South West Corporation Amended
                            and Restated 1992 Long-Term Incentive Plan.


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                                S I G N A T U R E
                                - - - - - - - - -


                  Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.
                  Dated:  April 25, 1997



                                      CENTRAL AND SOUTH WEST CORPORATION



                                      By:/s/WENDY G. HARGUS
                                            Wendy G. Hargus
                                            Treasurer




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                                INDEX OF EXHIBITS

EXHIBIT                                                           TRANSMISSION
NUMBER                                      EXHIBITS                 METHOD

   7                       Central and South West Corporation      Electronic
                           Amended and Restated 1992 Long-Term
                           Incentive Plan.

                                        5

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